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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 22)

                             Chrysler Corporation
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                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                        (Title of Class of Securities)

                                  171196 10 8
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                                (CUSIP Number)

     Stephen Fraidin, P.C.                       Stephen D. Silbert, Esq.
     Fried, Frank, Harris,                      Christensen, White, Miller,
      Shriver & Jacobson                               Fink & Jacobs
      One New York Plaza                   2121 Avenue of the Stars, 18th Floor
   New York, New York 10004                    Los Angeles, California 90067
        (212) 859-8140                                 (310) 553-3000
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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                                October 5, 1995
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (_).

Check the following box if a fee is being paid with the statement (_). (A fee is not required only if the reporting person: (1) has a previous statment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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        This Amendment No. 22 amends and supplements the Statement on Schedule
13D (as previously amended, including pursuant to the Schedule 14D-1 and amendments thereto previously filed by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Shares"), of Chrysler Corporation, a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian, Tracinda Corporation ("Tracinda"), Lee Iacocca and Alfred Boyer (the "Filing Persons"). Terms used and not defined in this Amendment have the meaning set forth in the Schedule 13D.

        1. Item 4 of the Schedule 13D is hereby amended to add the following information:

                On October 5, 1995, Mr. Kerkorian sent a letter to Mr. Robert Eaton, Chairman and Chief Executive Officer of the Company, a copy of which is attached as an Exhibit hereto and which is incorporated herein by reference.

        2.  Item 7 of the Schedule 13D is hereby amended to add the following:

                Letter dated October 5, 1995, from Mr. Kirk Kerkorian to Mr. Robert Eaton, Chairman and Chief Executive Officer of the Company.

        3. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


                                SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        TRACINDA CORPORATION


                                        By:    Anthony L. Mandekic
                                            -------------------------
                                        Name:  Anthony L. Mandekic
                                        Title: Secretary/Treasurer

Date:  October 5, 1995